SAKS

INCORPORATED

April 1, 2008

BY EDGAR and OVERNIGHT DELIVERY

Mr. H. Christopher Owings

Assistant Director

Division of Corporate Finance

Mail Stop 3561

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Owings:

I refer to the comment letter, dated March 21, 2008 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) concerning the Response Letter filed March 6, 2008, the annual report of Saks Incorporated (“Saks”, the “Registrant”, or the “Company”) filed on form 10-K for the fiscal year ended February 3, 2007 (the “Annual Report”), and the proxy statement DEF 14A filed on May 3, 2007 (the “Proxy Statement”).

I have set forth below the Company’s response to the Staff’s comments contained in the Comment Letter. For ease of reference, I have repeated the Staff’s comments in bold text preceding each of the Company’s responses.

Item 11. Executive Compensation, page 15

1.	We note your response to comments 8, 9, 10, 11, 14 and 15 in our letter dated February 1, 2008. Please confirm in writing that you will include your responses to these comments in future filings.

The Company intends to include the substance of its responses to comments 8, 9, 10, 11, 14 and 15 of the Staff’s letter dated February 1, 2008 in its Proxy Statement for the Company’s 2008 Annual Meeting of Shareholders (the “2008 Proxy Statement”), except for our response to Comment 10 with respect to the percentage of non-cash charges relating to the Company’s dividend payments in 2006 and their respective percentage of compensation for the named executive officers disclosed in the Proxy Statement. The Company does not believe that this information would aid an investor’s understanding of compensation decisions for fiscal 2007 and may be confusing to an investor.

2.	We note your response to comments 12 and 16 in our letter dated February 1, 2008. Please provide us with the disclosure you intend to use in response to those comments and confirm that you intend to include such disclosure in future filings. We may have further comment upon review of your response.

We note the Staff’s comments and intend to present the Company’s discussion of bonuses and other incentives contained in the Compensation Discussion and Analysis section of the 2008 Proxy Statement in a format that takes into account Rule 13a-20 under the Securities and Exchange Act of 1934 (the “Exchange Act”). The Company also intends to present the information for potential payments upon termination or change in control for each named executive officer as required by Item 402(j) of Regulation S-K in a tabular format which will include a total amount of benefits to be received by such officer upon the occurrence of each of the events. Please see Appendix I to this letter for the Company’s proposed disclosures for the 2008 Proxy Statement to address the Staff’s comments.

3.	We note your response to comment 13 in our letter dated February 1, 2008. In future filings, please provide the specific performance measures used to determine bonus payments for 2006 and 2007. To the extent you believe that disclosure of this target information is not required because it would result in competitive harm or is not material to investors, provide us on a supplemental basis a detailed explanation for this conclusion. The explanation you have provided does not go into sufficient detail regarding the harm that would result with respect to each target, particularly in light of the fact that these targets are tied to retrospective performance information. Please see Instruction 4 to Item 402(b) of Regulation S-K.

We note the Staff’s comment with respect to disclosure of specific performance measures used to determine bonus and performance share awards for 2007 and we will include the specific performance targets used to determine payouts under the Company’s 2007 annual cash bonus program and 2007 performance share program in the 2008 Proxy Statement. For 2006, the Company’s Human Resources and Compensation Committee had established Saks Fifth Avenue (“SFA”) division operating profit of $268 million as the financial performance measure for the payment of target annual cash bonuses for 2006. This performance measure was weighted 75% in determining 2006 annual cash bonuses for each of Messrs. Sadove, Frasch and Martin and 50% for Mr. Coggin, with the remaining portion based on the achievement of corporate or personal objectives. The Company does not intend to disclose the SFA operating profit target for 2006 in the 2008 Proxy Statement, because it does not believe it would be helpful or material to affect a fair understanding of the Company’s compensation decisions for fiscal year 2007 and may be confusing to the reader.

Notes to Consolidated Financial Statements, page F-8

Note 2 – Summary of Significant Accounting Policies, page F-9

Merchandise Inventories and Cost of Sales, page F-10

4.	We reviewed your response to comment 21 in our letter dated February 1, 2008. Please explain to us in significantly greater detail how you would apply the retail method on a LIFO basis, including:

•	The methodology you follow in applying the retail method;

•	Why the use of the LIFO method has no impact on the valuation of inventory for any of the periods presented due to the use of the retail method combined with standardized markdown policies;

•	How you actually apply the rule of the cost of market, whichever is lower, including how you determine market;

•	How you calculate the cost to retail ratio using the LIFO cost method;

•	How you track inventory available for sale at LIFO cost and retail including treatment of purchase discounts and rebates; and

•	Your markup policies, including how you determine the cumulative markup and treatment of markup cancellations and additional markups.

Saks utilizes the retail inventory method for inventory accounting and management reporting. The Company computes an average cost-to-retail percentage (commonly referred to as a cost complement percentage) which is used to value ending inventories. The Company maintains the aggregate cost of purchases and retail value of the purchases to calculate the cost complement.

The cost-to-retail ratio is calculated as follows:

1.	Net purchases (purchases plus freight charges less vendor returns) at both cost and initial retail value are added to opening inventory at both cost and retail value.

2.	The retail value of net purchases and opening inventory are then adjusted for net markups (markups less markup cancellations).

3.	The resultant amounts represent total goods available for sale at both cost and retail value. The cost complement is the relationship of the cost of these goods to the retail value.

The cumulative markup is calculated at the department/store level on a seasonal basis. The initial markup is determined by the manufacturers suggested retail price (MSRP). Additional markups or markup cancellations are, for the most part, determined by vendor increases or decreases in the MSRP.

In the normal course of business, the Company marks down the retail value of its merchandise to reflect current market conditions. Market value is determined based on many factors including the amount of inventory on hand, merchandise sell-through rates, changes in fashion trends, seasonal merchandise mix changes and competitive factors. The Company has extensive knowledge and experience in this area and believes that the markdown policies that it uses properly adjust the retail value to market value. As a result, when applying the previously calculated cost-to-retail ratio, the inventory cost value can be significantly reduced. Other items that lower the cost value of inventory are vendor discounts, rebates and shrinkage (which also reduces retail value).

The Company uses the dollar LIFO method to track and value inventory available for sale by establishing LIFO pools and applying externally-developed indexes established by the Bureau of Labor Statistics (“BLS”). All inventory purchases are designated a LIFO pool when received and entered into the retail stock ledger. This information is then systematically used in connection with the corresponding BLS index to calculate the retail LIFO value. The Company has historically reviewed the BLS inflationary factors in relation to the Company’s experience with price changes and believes that the external index structure materially reflects the Company’s experience. The LIFO cost complement is different for each LIFO layer based upon historical data maintained in the system.

Over time the Company has consistently been able to lower the cost complement of its retail inventory purchases through improved pricing from suppliers and changes in inventory mix combined with increased retail selling prices. As a result, there have been no LIFO reserves required in any of the periods presented because the LIFO value has exceeded the carrying value of the inventory (as determined by applying the current cost-to-retail ratio) by more than 20%. For fiscal years 2005 and 2006, the LIFO values exceeded the carrying values by approximately $173 million and $171 million respectively.

In applying the lower of cost or market rule, the Company believes that application of the current cost-to-retail percentage to inventory available for sale fairly presents the true inventory value.

Note 11 – Employee Stock Plans, page F-34

5.	We reviewed your response to comment 29 in our letter dated February 1, 2008 and the proposed revision to your disclosure. Please revise to disclose the information required by paragraphs A240(a)-(e) of SFAS 123R to the extent applicable to performance shares. For example, it appears that you should provide information regarding non-vested performance shares as of the beginning and end of the most recent year and those granted, vested or forfeited during the year and the weighted-average grant-date fair value of performance shares granted during the year. Alternatively, tell us why additional disclosure is not required.

The Company has reviewed the disclosure requirements of SFAS 123r paragraph 240 (a)-(e) and has included the following disclosure for performance shares in the notes to the consolidated financial statements in its annual report filed on form 10K for the fiscal year ended February 2, 2008.

The Company maintains an equity incentive plan for the granting of options, stock appreciation rights, performance shares, restricted stock and other forms of equity awards to employees and directors. At February 2, 2008 and February 3, 2007, the Company had available for grant 16,549 and 18,138 shares of common stock, respectively. Restricted stock and performance shares generally vest one to three years after the grant date, although applicable plans permit accelerated vesting in certain circumstances at the discretion of the Human Resources and Compensation Committee of the Board of Directors.

The Company granted performance shares under its long-term incentive plan. The fair value of the performance shares is based on the market value of the Company’s common stock on the date of grant. The actual number of performance shares earned will be based on the level of performance achieved relative to established operating (non-market condition) goals for the one-year performance period beginning February 4, 2007 and range from 50% to 150% of the target number of performance shares granted. In addition, once earned, performance shares are not payable unless the grantee remains employed by the Company for an additional two years. Compensation cost for performance shares that cliff vest are expensed straight line over the requisite service period. Performance shares with graded vesting features are treated as multiple awards based upon the vesting date. The Company records compensation cost for these awards straight line over the requisite service period for each separately vesting portion of the award.

The Company granted performance shares of 570, 568, and 483 to certain employees in 2007, 2006, and 2005, respectively. The fair value of these shares on the dates of grants was $11,282, $11,026, and $8,525 for 2007, 2006, and 2005, respectively. During 2007, 2006, and 2005, compensation cost of $2,675, $13,978, and $3,035, respectively, was recognized in connection with the performance shares.

A summary of the performance shares for 2007 is presented below:

	Shares	Weighted Average Grant Price
Nonvested at February 3, 2007	568	$19.42
Granted	570	19.80
Vested	(331)	19.50
Canceled	(188)	19.40

Nonvested at February 2, 2008	619	$19.73

At February 2, 2008 and February 3, 2007, the Company had unearned compensation amounts related to non-vested restricted stock and performance shares of $15,562 and $7,694, respectively, included in Additional Paid-In Capital, which will be recognized over a weighted average period of two years.

In responding to the Staff’s comments, the Company understands that it is responsible for the adequacy of disclosures in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any preceding initiated by the Commission for any reason under the federal securities laws of the United States.

The Company reminds the Staff that it wishes to take advantage of the notice and access model for electronic delivery of its 2008 Proxy Statement as provided for by Rule 14a-16 under the Exchange Act. In order to comply with the requirements of Rule 14a-16, the Company has been advised by its proxy processing vendor that the 2008 Proxy Statement must be finalized by April 18, 2008. The Company endeavors to work with the Staff to satisfactorily address all of its comments with respect to the Company’s 2008 Proxy Statement prior to that date. Please contact me at 212-940-5540 with any questions or if I can be of further assistance regarding the foregoing.

Very truly yours,

/s/ Kevin G. Wills

Kevin G. Wills

Executive Vice President

Chief Financial Officer

CC:	Steven Sadove	Chief Executive Officer
	Michael Brizel	EVP, General Counsel
	Sarah Goldberg	Associate Chief Accountant
	Bill Thompson	Accounting Branch Chief
	Indira Lall	Staff Attorney
	Mara Ransom	Legal Branch Chief

Appendix I

Proposed Disclosure in Response to Question 12:

Please note that the term “HRCC” in the disclosure below refers to the Company’s Human Resources and Compensation Committee.

Base Salary

Base salary reflects the scope of job responsibility and the day-to-day performance of the executive officer relative to duties and responsibilities. The performance and contributions of each executive officer are reviewed annually and, based upon this review, the executive officer may be eligible to receive a “merit increase.” The Company’s annual merit increase guideline for executive officers is based on competitive practices and overall Company performance. These increases reflect the Company’s operating results and individual contributions to overall performance and are consistent with competitive merit increases at the executive-officer level. The HRCC’s current practice is to review the performance of the senior management team annually for a salary increase effective May 1. In keeping with this practice, on May 1, 2008 each of the Named Executive Officers, except for Messrs. Sadove and Frasch, will receive merit increases equal to 2.5% of their respective base salaries. This level of increase is consistent with the merit guidelines for the overall employee population. The HRCC determined that the base salaries for Messrs. Sadove and Frasch were appropriate, and no merit increases were granted. However, the HRCC increased the total compensation for 2008 for Messrs. Sadove and Frasch by increasing the amount of their compensation that is performance-based.

Annual Cash Bonuses

At the start of a fiscal year the HRCC establishes performance measures for the Company’s annual bonus plan for executive officers. Following the close of the fiscal year and based, in general, on the Company’s consolidated results of operations for the fiscal year, the HRCC assesses the Company’s actual performance against the pre-established performance objectives and determines the amount, if any, of the payout earned by the executive officers. Under the terms of the 2003 Senior Executive Bonus Plan and 2007 Senior Executive Bonus Plan, the HRCC, in its sole discretion, may reduce or eliminate the amount of any bonus award. From time to time, the Committee has exercised its discretion to increase or decrease bonus payouts. Any increase in bonus payouts approved by the HRCC is considered discretionary and the additional amount is not deductible under Section 162(m) of the Code.

2007 Annual Bonus Program

The HRCC established the following performance measures for the 2007 annual cash bonuses for the Named Executive Officers consisting of Adjusted EBITDA of $233.8 million (60% weight); comparable store sales growth of 8.1% (15% weight); and the accomplishment of key corporate objectives (25% weight). The Adjusted EBITDA performance measure established by the HRCC for the 2007 annual cash bonus program was based on the achievement of a significant comparable store sales increase, significant gross margin rate improvement, and expense leverage. The HRCC believed that the successful execution of these objectives likely would result in a significant year-over-year improvement in Adjusted EBITDA, which the HRCC expected would lead to enhanced shareholder value. When the HRCC established the 2007 Adjusted EBITDA and comparable store sales growth performance measures, the Company’s management believed that these performance objectives were challenging yet achievable.

Based on the performance against the established performance measures for the 2007 annual cash bonus program, the HRCC determined that the Named Executive Officers were entitled to receive the percentage of target bonus for each component of the 2007 annual cash bonus program indicated below:

Name	Adjusted EBITDA (60%)	Comparable Store Sales Growth (15%)	Corporate Objectives (25%)
Stephen I. Sadove	150%	146.9%	150%
Kevin G. Wills	150%	146.9%	150%
Ronald Frasch	150%	146.9%	150%
Carolyn Biggs	150%	146.9%	150%
Michael Rodgers	150%	146.9%	150%

In determining the bonus payouts for 2007, the HRCC exercised its discretion to increase the payout for the corporate objectives from 125% of the targeted payout to 150% (representing an additional 6.25% of the participant’s targeted bonus opportunity) to more accurately reflect the HRCC’s assessment of the outstanding accomplishments on these key strategic and operational goals. The bonus payment amounts for which the HRCC exercised its discretion were not made under the 2003 Senior Executive Bonus Plan or 2007 Senior Executive Bonus Plan.

2008 Annual Bonus Program

For the 2008 annual cash bonus program for the executive officers, the HRCC established the following performance measures: EBITDA, at specified levels (60% weight); comparable store sales growth at specified levels (15% weight); and the accomplishment of key corporate objectives (25% weight). The HRCC also set the payout for the 2008 annual cash bonus program for the achievement of the EBITDA and comparable store sales growth performance measures (as the percentage of target bonus) for each of the Named Executive Officers as follows:

Name	Threshold	Target	Maximum
Stephen I. Sadove	25%	100%	200%
Kevin G. Wills	25%	100%	200%
Ronald Frasch	25%	100%	200%
Carolyn Biggs	25%	100%	200%
Michael Rodgers	25%	100%	200%

The HRCC approved a bonus payout opportunity for achievement of the corporate objectives performance measure ranging from 75% for almost meeting objectives to 150% for significantly exceeding objectives. Total payout opportunity under the 2008 annual cash bonus program will range from 0% to 187.5% of target-level performance.

The HRCC continues to believe that the use of EBITDA as the key financial measure for the annual cash bonus program will focus management’s attention on what the HRCC believes are the key financial drivers of performance and is consistent with and supports the Company’s operational and strategic plans. In terms of the Company’s financial performance, the EBITDA performance measure reflects an increase in profitability and will only be achieved through above-average comparable store sales growth, continued enhancements in operational efficiencies, gross margin improvement and continuing to build the Company’s capabilities in sales, marketing and merchandising. The HRCC believes, in view of the macro-economic environment, the competitive challenges facing the luxury retail sector and the investments being made to enhance to performance capabilities of the Company, the performance targets established for each of these measures represent demanding, yet achievable, goals.

Stock-Incentive Awards

The Company provides long-term incentives principally in the form of stock option, performance share, and restricted stock awards. Pursuant to Board policy, the HRCC does not “re-price” stock option awards in the event the market price of the Company’s stock declines. Most stock option awards vest in installments over four years, and the awards expire after seven years. Unvested stock option awards generally are forfeited if the executive’s employment is terminated. The HRCC believes that a combination of stock options and performance share awards as part of the annual grant encourages the Company’s executive officers to focus on achievement of key financial and strategic objectives, facilitates share ownership and reinforces the alignment of management’s interests with that of shareholders. From time to time, the HRCC may grant time-based restricted stock in addition to performance share and stock option awards granted as part of an annual grant to reward and retain key executive officers and employees.

Long-Term Incentive Programs

2007 Annual Long-Term Incentive Program

In 2007, the HRCC approved a 2007 Performance Share Program, and awards of performance shares were granted to the Named Executive Officers under this program, with potential payment based on performance level as shown in the table below:

Name	Threshold	Target	Maximum
Stephen I. Sadove	50,625	101,250	151,875
Kevin G. Wills	6,563	13,125	19,688
Ronald Frasch	32,500	65,000	97,500
Carolyn Biggs	5,250	10,500	15,750
Michael Rodgers	2,250	4,500	6,750

Each award was made in accordance with the 2004 Plan. Earning of the shares that comprised the awards was subject to the achievement, as determined by the HRCC, of the targeted level of 2007 Adjusted EBITDA (see “Annual Cash Bonuses – 2007 Annual Bonus Program”) and earned shares are subject to an additional two-year restriction period.

Based on the HRCC’s determination of the achievement of the performance measure under the 2007 Performance Share Program, the Named Executive Officers earned the following shares of Common Stock on April 1, 2008 (“value” is based on $XXXX, the NYSE closing price of the Common Stock on that date):

Name	Earned Performance Shares under the 2007 Performance Share Program	Value on April 1, 2008
Stephen I. Sadove	151,875	$	XXXX
Kevin G. Wills	19,688	$	XXXX
Ronald Frasch	97,500	$	XXXX
Carolyn Biggs	15,750	$	XXXX
Michael Rodgers	6,750	$	XXXX

In 2007 the HRCC also awarded stock options to the Named Executive Officers, each at the exercise price of $19.76 (the NYSE closing price of the Common Stock on the grant date):

Name	Number of Stock Options Granted
Stephen I. Sadove	202,500
Kevin G. Wills	13,125
Ronald Frasch	100,000
Carolyn Biggs	21,000
Michael Rodgers	9,000

Mr. Wills was granted stock options at an exercise price of $20.31, the NYSE closing price of the Common Stock on the grant date, and 75,000 phantom shares in connection with the execution and delivery of his employment agreement with the Company. See “Executive Compensation—Employment Agreements” for additional information concerning Mr. Wills’ employment agreement.

As part of his new employment agreement, Mr. Frasch was awarded 75,000 restricted shares which vest one-third on the third, fourth and fifth anniversary of the award. Mr. Frasch was also awarded 75,000 performance shares which vest ratably based on the compound growth in the price of the Company’s stock price over a five-year period.

2008 Annual Long-Term Incentive Program

On March 6, 2008, the Named Executive Officers received awards of performance shares and stock options as part of the annual grants made to executive officers. These awards were approved by the HRCC and granted in accordance with the Company’s equity granting policy.

The following awards of performance shares for performance at threshold, target and maximum levels were approved by the HRCC for the Named Executive Officers under 2008 Performance Share Program:

Name	Threshold	Target	Maximum
Stephen I. Sadove	57,516	230,062	345,048
Kevin G. Wills	7,190	28,758	43,137
Ronald Frasch	28,758	115,031	172,547
Carolyn Biggs	5,033	20,131	30,197
Michael Rodgers	3,595	14,379	21,569

Each award was made in accordance with the 2004 Plan. The performance measure for the awards is the same EBITDA target used to determine the payout under the 2008 annual bonus program (See “—2008 Annual Bonus Program”), and earned shares are subject to a two-year restriction period. The HRCC continues to believe that EBITDA is the appropriate measure of management’s performance and is a key driver of sustained performance and shareholder value.

The Named Executive Officers were awarded options to purchase shares of Common Stock at an exercise price of $13.04 (the NYSE closing price of the Common Stock on the grant date in accordance with the Company’s equity granting policy) as follows:

Name	Number of Stock Options Granted
Stephen I. Sadove	230,062
Kevin G. Wills	28,758
Ronald Frasch	115,031
Carolyn Biggs	20,131
Michael Rodgers	14,379

2008 Special Restricted Stock Awards

In addition to the annual grants made to the executive officers, on March 6, 2008, the Named Executive Officers, excluding the Chief Executive Officer, were also awarded time-based restricted stock. The Chief Executive Officer was not granted time-based restricted stock as all equity grants made to the Chief Executive Officer by the HRCC were performance based. These restricted stock awards are intended to provide the Named Executives with the opportunity to build additional share ownership and to aid in the retention such executive officers. These awards were approved by the HRCC and granted in accordance with the Company’s equity granting policy.

The HRCC granted the following restricted stock awards to the Named Executive Officers:

Name	Number of Restricted Shares Granted	Value on grant date (1)
Stephen I. Sadove	0	$0
Kevin G. Wills	57,516	$750,009
Ronald Frasch	50,000	$652,000
Carolyn Biggs	95,859	$1,250,002
Michael Rodgers	57,516	$750,009

(1)	Based on a closing price of $13.04 per share of Common Stock on the NYSE on March 6, 2008.

Each award was made in accordance with the 2004 Plan. The shares of restricted stock will vest 33% on the third anniversary of the grant date, 33% on the fourth anniversary of the grant date, and 34% on the fifth anniversary of the grant date.

Proposed Disclosure in Response to Comment 16:

Name	Benefit	Before Change in Control Termination w/o Cause or for Good Reason	After Change in Control Termination w/o Cause or for Good Reason	Retirement	Death	Disability	Termination without Good Reason	Termination for Cause
Stephen I. Sadove
	Severance pay (1)	$3,710,000	$5,300,000	$—	$—	$—	$—	$—
	Bonus pay (1)	$1,590,000	$1,590,000	$—	$—	$—	$—	$—
	Accelerated restricted stock/ performance share vesting (2)	$4,269,865	$8,280,785	$8,280,785	$8,280,785	$8,280,785	$—	$—
	Health care benefits continuation (3)	$24,663	$24,663	$—	$—	$—	$—	—
	Outplacement services	$—	$—	$—	$—	$—	$—	$—
	Tax gross ups	$—	$—	$—	$—	$—	$—	$—
	Total	$9,594,528	$15,195,448	$8,280,785	$8,280,785	$8,280,785	$—	$—
Kevin G. Wills
	Severance pay (1)	$1,560,000	$2,160,000	$—	$—	$—	$—	$—
	Bonus pay (1)	$—	$360,000	$—	$—	$—	$—	$—
	Accelerated restricted stock/ performance share vesting (2)	$114,580	$1,856,925	$—	$1,856,925	$1,856,925	$—	$—
	Health care benefits continuation (3)	$22,690	$22,690	$—	$—	$—	$—	—
	Outplacement services (4)	$15,000	$15,000	$—	$—	$—	$—	$—
	Tax gross ups	$—	$—	$—	$—	$—	$—	$—
	Total	$1,712,270	$4,414,615	$—	$1,856,925	$1,856,925	$—	$—
Ronald Frasch
	Severance pay (1)	$2,887,500	$2,887,500	$—	$—	$—	$—	—
	Bonus pay (1)	$787,500	$787,500	$—	$—	$—	$—	—
	Accelerated restricted stock/ performance share vesting (2)	$2,861,292	$4,719,396	$4,001,678	$4,001,678	$4,001,678	$—	$—
	Health care benefits continuation (3)	$22,690	$22,690	$—	$—	$—	$—	—
	Outplacement services	$—	$—	$—	$—	$—	$—	$—
	Tax gross ups	$—	$—	$—	$—	$—	$—	$—
	Total	$6,558,982	$8,417,085	$4,001,678	$4,001,678	$4,001,678	$—	$—
Carolyn Biggs
	Severance pay (1)	$1,125,000	$1,125,000	$—	$—	$—	$—	—
	Bonus pay (1)	$225,000	$225,000	$—	$—	$—	$—	—
	Accelerated restricted stock/ performance share vesting (2)	$556,949	$1,004,115	$1,004,115	$1,004,115	$1,004,115	$—	$—
	Health care benefits continuation (3)	$16,043	$16,043	$—	$—	$—	$—	—
	Outplacement services (4)	$—	$—	$—	$—	$—	$—	$—
	Tax gross ups	$—	$—	$—	$—	$—	$—	$—
	Total	$1,922,992	$2,370,158	$1,004,115	$1,004,115	$1,004,115	$—	$—
Michael Rodgers
	Severance pay (1)	$950,000	$950,000	$—	$—	$—	$—	—
	Bonus pay	$190,000	$190,000	$—	$—	$—	$—	—
	Accelerated restricted stock/ performance share vesting (2)	$303,920	$618,975	$618,975	$618,975	$618,975	$—	$—
	Health care benefits continuation	$22,690	$22,690	$—	$—	$—	$—	—
	Outplacement services	$—	$—	$—	$—	$—	$—	$—
	Tax gross ups	$—	$—	$—	$—	$—	$—	$—
	Total	$1,466,610	$1,781,665	$618,975	$618,975	$618,975	$—	$—